Exhibit 99.1

LUMENIS LTD.

NOTICE OF 2011 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON DECEMBER 13, 2011

Yokneam, Israel

November 4, 2011

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company”, “we” or “our”):

NOTICE IS HEREBY GIVEN that the 2011 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Tuesday, December 13, 2011 at 1:30 p.m. (Israel time).

The agenda of the Annual General Meeting will be as follows:

(1)
To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis (our incumbent directors who are not External Directors) to our board of directors to serve until the next annual general meeting of shareholders or until his respective successor is duly appointed and qualified or until his earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as our independent auditors until the next annual general meeting of shareholders and to authorize our board of directors (with power of delegation to our audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

(3)	To discuss the Auditors’ Report and our audited Consolidated Financial Statements as of and for the year ended December 31, 2010; and

(4)	To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The proposals and details with respect to the meeting are described more fully in the attached proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on Thursday, November 3, 2011 are entitled to notice of, to participate in and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if mailed in the United States to our United States transfer agent, American Stock Transfer and Trust Company. Shareholders who attend the meeting, may revoke their proxies and vote their shares in person.

If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

Joint holders of our Ordinary Shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors,

Harel Beit-On
Chairman of the Board of Directors

Dov Ofer
Chief Executive Officer

ii

LUMENIS LTD.

YOKNEAM INDUSTRIAL PARK, P.O. BOX 240, YOKNEAM 20692, ISRAEL

(TELEPHONE: +972 4-959-9000; FAX: +972 4-959-9050)

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at our 2011 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders. The meeting will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Tuesday, December 13, 2011 at 1:30 p.m. (Israel time).

Purpose of the Annual General Meeting

It is proposed that at the meeting resolutions will be adopted for the following:

(1)
To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis (our incumbent directors who are not External Directors) to our board of directors to serve until the next annual general meeting of shareholders or until his respective successor is duly appointed and qualified or until his earlier resignation or removal; and

(2)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as our independent auditors until the next annual general meeting of shareholders and to authorize our board of directors (with power of delegation to our audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, the Auditors’ Report and our audited Consolidated Financial Statements as of and for the year ended December 31, 2010 will be discussed at the Annual General Meeting.

We may also transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof, although we are not aware of any such matters as of the date hereof. If any other matters properly come before the Annual General Meeting or any adjournment or postponement thereof, the persons designated as proxies (who are Dov Ofer, William Weisel, Rotem Nir and David Shulman and each of them, with full power of substitution) intend to vote in accordance with their judgment on such matters.

Voting and Quorum

Our board of directors has fixed the close of business on Thursday, November 3, 2011 as the record date for the determination of the shareholders who are entitled to notice of, to participate in, and to vote at, the meeting and any adjournment or postponement thereof. On the said record date, we had outstanding 215,351,674* Ordinary Shares. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and one third percent (33⅓%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Tuesday, December 20, 2011, at the same time and place, or to such day and such time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum will consist of any two or more shareholders present in person or by proxy.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

Shareholders may elect to vote their shares once, either by attending the meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

Proxies for use at the meeting are being solicited by our board of directors. A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees, legal counsel and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

All Lumenis shares represented by properly executed proxies received by us forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meetings in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the relevant meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel, attention General Counsel (fax number +972 4-959-9355).

* Excludes 35,527 shares of treasury stock.

OWNERSHIP OF LUMENIS SHARES

We have authorized and outstanding one class of equity security, designated Ordinary Shares. The following table sets forth, as of November 3, 2011, the number of Ordinary Shares beneficially owned (including, for purposes thereof, shares issuable upon the exercise of options, warrants or other convertible securities that are exercisable or convertible within 60 days November 3, 2011), by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”); and (ii) our directors and members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interests therein) and such shares are not included in the holdings of such persons in the following table. Beneficial ownership reflected in the following table is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses sole or joint voting or dispositive power with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). Unless otherwise indicated below, each of the persons and entities listed in the below table possess sole voting and dispositive power with respect to all shares reflected therein as owned by them.

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)
Viola-LM Partners L.P. and affiliates(3) Ackerstein Towers, Building D, 12 Abba Eban Avenue 46120 Herzlia Pituach, Israel	113,139,986	48.91%
Ofer Hi-Tech Investments Ltd. and affiliates (4) 9 Andre Saharov Street 31905 Haifa, Israel	86,225,508	38.02%
Bank Hapoalim B.M.(5) 23 Menachem Begin Street Migdal Levinstein 46725 Tel Aviv, Israel	11,911,300	5.24%
All directors and members of our senior management as a group (consisting of 17 persons)(6)	9,287,911	4.13%

(1)	The information regarding the Lumenis shares beneficially owned by Major Shareholders is generally based upon information provided by such shareholders.

(2)
Percentages in this table are based on the 215,351,674 Lumenis shares outstanding (excluding 35,527 shares of treasury stock) as of November 3, 2011, plus such number of newly issued Lumenis shares as such shareholder had the right to receive upon the exercise of stock options or warrants that are currently exercisable or are exercisable within 60 days of November 3, 2011.

(3)	The beneficial ownership of our ordinary shares by Viola-LM Partners L.P. (“Viola-LM”), formerly known as LM Partners L.P., consists of:

(a) 97,147,188 shares held directly by Viola-LM;

(b) 11,936,707 shares issuable upon the exercise of outstanding warrants granted in connection with a purchase agreement dated September 30, 2006 (the “2006 Purchase Agreement”) and held by Viola-LM, all of which are currently exercisable;

(c) 2,409,091 shares issuable upon the exercise of the warrants granted to Viola-LM in connection with an equity financing in 2009 (the “2009 Equity Financing”), all of which are currently exercisable;

(d) 1,632,000 shares issuable upon the exercise of options held by Mr. Harel Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola-LM, all of which are currently exercisable by Mr. Beit-On; and

(e) 15,000 shares held by the estate of the late Mr. Aharon Dovrat, the father of Mr. Shlomo Dovrat, an affiliate of Viola-LM.

Viola-LM is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola-LM and may be deemed to be the beneficial owners of the shares held by Viola-LM. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by Viola-LM except to the extent of their respective pecuniary interests therein. Viola-LM and the individuals and entities that control it are part of a group generally known as the Viola Group.

(4)	The beneficial ownership of our ordinary shares by Ofer Hi-Tech Investments Ltd. (“Ofer Hi-Tech”) consists of:

(a) 74,337,541 shares held directly by Ofer Hi-Tech, of which 8,695,584 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006 (the “Trust Agreement”);

(b) 9,313,293 shares issuable upon the exercise of outstanding warrants granted in connection with the 2006 Purchase Agreement and held by Ofer Hi-Tech (of which, warrants for 1,062,500 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable;

(c) 2,136,364 shares issuable upon the exercise of the warrants granted to Ofer Hi-Tech in connection with the 2009 Equity Financing (of which, warrants for 238,637 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable; and

(d) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of Ofer Hi-Tech.

Ofer Hi-Tech is an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., a company of which Orona Investments Ltd. and Lynav Holdings Ltd. are each the direct owners of one-half of the outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings Ltd. is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of an irrevocable trust established in the Cayman Islands. Mr. Yoav Doppelt, a director of Lumenis, is the Chief Executive Officer of Ofer Hi-Tech

(5)	The beneficial ownership of our ordinary shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by the Bank, all of which are currently exercisable.

(6)
The beneficial ownership of our ordinary shares by our directors and members of our senior management consists solely of shares issuable upon the exercise of stock options that are currently exercisable by our directors and members of our senior management or become exercisable within 60 days of November 3, 2011. The number includes the 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola-LM that are currently exercisable by Mr. Beit-On, but excludes other shares and rights to acquire shares held by Viola-LM in respect of which Mr. Beit-On may be deemed to be the beneficial owner (See footnote (3) above).

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 — RE-ELECTION OF THREE DIRECTORS

We currently have a board of five directors, including two External Directors (Ms. Talia Livni and Mr. Naftali Idan) elected pursuant to the requirements of Israel's Companies Law, 5759 – 1999 (the “Companies Law”). A director who is not an External Director is elected annually and holds office until the next annual general meeting following the general meeting at which such director was elected, or until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal pursuant to a resolution of a general meeting or applicable law. Under the Companies Law, External Directors are elected, or re-elected, for a three-year term. Neither of our External Directors is due for re-election or replacement at the meeting.

Our board of directors has nominated Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis, the three incumbent directors who are not External Directors, for re-election as directors at the Annual General Meeting.

Certain information about the nominees is set forth below:

Harel Beit-On (age 52) has served as Chairman of our board of directors and a member of our compensation committee since December 2006 and a member of our finance committee since its establishment in November 2009. Mr. Beit-On is a co-founder of the Viola Group, founded in 2000, a leading Israeli private equity investment group and a Founder and General Partner in Viola Private Equity, founded in 2008, a technology growth capital and buyout investment fund. From 2005 to 2008, Mr. Beit-On was a Partner in Carmel Ventures, a leading Israeli venture capital fund. Both Viola Private Equity and Carmel Ventures are part of the Viola Group. Mr. Beit-On has been a member of the board of directors of the general partner of Viola-LM Partners L.P. since November 2006. He serves as a member of the board of directors of a number of companies, including Red Bend Ltd. (of which he is a chairman), Amiad Filtration Systems Ltd., Matomy Market A.G. (previously named Adsmarket G.M.) and Zend Technologies Ltd. Mr. Beit-On served as Chairman of the board of directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem and an MBA degree from the Massachusetts Institute of Technology (MIT).

Yoav Doppelt (age 42) has served as a director of Lumenis and a member of our compensation committee since December 2006 and of our finance committee since its establishment in November 2009. Mr. Doppelt has served as the Chief Executive Officer of Ofer Investments Group since its inception in 2007 and as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including Israel Corporation Ltd., TowerJazz Ltd, Enzymotec Ltd., MGVS Ltd., Yozma III Management and Investments Ltd. and RayV Inc. and is actively involved in numerous investments within the Israeli private equity and high-tech arenas. He has extensive business experience in growth companies and has successfully led several private equity exit transactions. Mr. Doppelt has held various finance and managerial positions in the Ofer Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion – Israel Institute of Technology and an MBA degree from Haifa University.

Eugene Davis (age 56) has served as a director of Lumenis and a member of our audit committee (which now also serves as our financial statements review committee) since April 2007. Since 1997, Mr. Davis has been Chairman and Chief Executive Officer of Pirinate Consulting Group, LLC a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for U.S. domestic and international public and private business entities. Since forming Pirinate in 1997, Mr. Davis has advised, managed, sold, liquidated and acted as a chief executive officer, chief restructuring officer, director, committee chairman and/or chairman of the board of a number of businesses operating in diverse sectors, such as telecommunications, automotive, manufacturing, high-technology, medical technology, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. He currently serves on the board of directors of a number of companies, including Atlas Air Worldwide Holdings, Inc., which he serves as chairman, Dex One Corporation, Global Power Equipment, Inc. GSI Group Inc., Spectrum Brands Holdings, Inc. and US Concrete, Inc. From 1998 to 1999, he served also as Chief Operating Officer of Total-Tel USA Communications, Inc. a telecommunications provider. Mr. Davis holds a bachelor’s degree in international politics from Columbia College, a master’s degree in international law and organization from the School of International Affairs of Columbia University and a Juris Doctor degree from Columbia University School of Law. Mr. Davis is a member of the Texas Bar Association.

Pursuant to the Companies Law, each of the nominees has delivered to the Company a declaration, confirming that he complies with the requisite qualifications for serving as a director under the Companies Law and that he is not prohibited under the Companies Law from serving as a director of a public company, as well as confirmation by Mr. Davis that he meets the requirements of an "Unaffiliated Director", as defined in the Companies Law.

The shares of Lumenis do not have cumulative voting rights for the election of directors, which means that (subject to the certain special requirements regarding voting for the election of External Directors) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors.

Proposal 1

It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the following persons be, and each hereby is, re-elected to serve as a director of Lumenis Ltd., effective from the date hereof and until the next annual general meeting of shareholders or until his successor is duly appointed and qualified or until his earlier resignation or removal:

Harel Beit-On;
Yoav Doppelt; and
Eugene Davis

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to re-elect each of the said nominees as directors.

Our board of directors recommends a vote FOR the re-election of each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis.

ITEM 2 - RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND FIXING THEIR REMUNERATION

Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member firm of Ernst & Young Global Limited, independent registered public accounting firm, were re-appointed in September 2010 to serve as our independent auditors  and our board of directors has nominated Kost Forer Gabbay & Kasierer for reappointment again as our independent auditors.

Kost Forer Gabbay & Kasierer have no relationship with us or with any of our subsidiaries or affiliates, except as auditors and, to a lesser extent, tax consultants. Our audit committee and our board of directors believe that such limited non-audit function does not affect the independence of Kost Forer Gabbay & Kasierer.

Shareholders will be asked at the Annual General Meeting to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors until the next annual general meeting of shareholders and to authorize our board of directors (with power of delegation to our audit committee) to fix the compensation of our independent auditors.

A representative from Kost Forer Gabbay & Kasierer is expected to be available at the Annual General Meeting to respond to appropriate questions from shareholders.

Proposal 2

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, (i) that the re-appointment of Kost Forer Gabbay & Kasierer as independent auditors of Lumenis until immediately following the next annual general meeting of shareholders of Lumenis be, and it hereby is, approved, and (ii) to authorize our board of directors (with power of delegation to the audit committee) to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 - DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

Our board of directors will present to the Annual General Meeting the audited Consolidated Financial Statements of Lumenis as of and for the year ended December 31, 2010. A copy of such audited Consolidated Financial Statements and the Auditors’ Report with respect thereto are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2011. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports may also be viewed on our website – www.lumenis.com or through the EDGAR website of the SEC at www.sec.gov. Neither these websites nor these reports are part of this Proxy Statement or the proxy solicitation material. We will hold a discussion with respect to such audited Consolidated Financial Statements at the Annual General Meeting. A representative from our independent auditors, Kost Forer Gabbay & Kasierer, is expected to be available at the Annual General Meeting to respond to appropriate questions from shareholders.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Annual General Meeting but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

Harel Beit-On
Chairman of the Board of Directors

Dov Ofer
Chief Executive Officer

Dated: November 4, 2011